Exhibit 4.20

GERNANDT & DANIELSSON
     ADVOKATBYRA KB

                                                                  EXECUTION COPY
                                                                  --------------

                            SHARE PURCHASE AGREEMENT

                         regarding the sale and purchase

                      of shares in Open Training Sweden AB

                                 5 November 2004

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This Share Purchase Agreement (the "Agreement") is entered into this 5th day of
November 2004, by and between Hans-Erik Eriksson, 611216-7819, Odengatan 24 6 tr, 113 51 Stockholm, Magnus Penker, 680325-5212, Rattarvagen 2, 187 69 Taby and Investment AB Oresund (publ), registration number 556063-9147, a public limited liability company organised and existing under the laws of the kingdom of Sweden with its registered office at Box 7621, 103 94 Stockholm, on the one hand, jointly referred to as the "Sellers", and Futuremedia Plc, a public limited liability company organised and existing under the laws of England with its registered office at Nile House, Nile Street, Brighton, BN1 1HW Brighton, United Kingdom (the "Purchaser" or "Futuremedia"), on the other hand.

BACKGROUND

A. Open Training Sweden AB, registration number 556560-6885 (the "Company"), is a limited liability company organised and existing under the laws of Sweden. The Company has an issued share capital of SEK 714,300 divided into 7,143,000 shares, each with a nominal value of SEK 0.10.

B. The Sellers own 89% of the outstanding shares in the Company in accordance with what is set out below (the "Shares"):

       Investment AB Oresund                         2,143,000 shares
       Hans-Erik Eriksson                            2,109,000 shares
       Magnus Penker                                 2,109,000 shares

      The remaining shares in the Company are directly and indirectly owned by current and former employees of the Company as set out in Exhibit B (the "Minority Shareholders").

C. The Company was founded in 1999 by Hans-Erik Eriksson and Magnus Penker (the "Founders") and provides e-learning solutions consisting of products and services such as (i) custom made e-learning courses, (ii) LMS platform Learngate, (iii) consulting and (iv) other tools.

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D.    The Sellers desire to sell and the Purchaser desires to purchase all the
      Shares on the terms and conditions set out in this Agreement.

1.    Definitions

      When used in this Agreement, the following terms shall have the meanings set out below (such meanings to be equally applicable to the singular and plural forms of such terms):

      "Accounts Date" means 31 December 2003;

      "Additional Purchase Price" shall have the meaning set out in Clause 3.2.

      "Agreement" means this share transfer agreement and the Schedules attached to it;

      "Annual Report" shall have the meaning set out in Clause 6.4.1;

      "APP Calculations" shall have the meaning set out in Clause 3.4;

      "Arrangements" shall have the meaning set out in Clause 6.8.2;

      "Business Day" means a day when banks are open for general banking business in Sweden, in the United Kingdom and in the United States of America;

      "Claim" means a claim made by the Purchaser against the Sellers in respect of a breach of any of the Sellers' representations and warranties, obligations or agreements in this Agreement;

      "Closing" means the completion of the sale and purchase of the Shares pursuant to this Agreement and as set out in Clause 5.1;

      "Closing Date" means the date on which Closing takes place in accordance with Clause 5.1;

      "Company" has the meaning given in the Background Clause;

      "Confidentiality Agreement" means the confidentiality agreement between the Parties, dated 4 June 2004;

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      "EBIT" means earnings before interest and taxes (Sw: rorelseresultatet)
      which for the financial year 2003 was SEK -3,754,449, not taking into consideration transactions and payments between the Purchaser and the Company which are not in the ordinary course of business, e.g. management and marketing fees.

      "Encumbrance" means any claim, charge, mortgage, lien, option, hypothecation, usufruct, retention of title, right of pre-emption, right of first refusal or other third party rights or security interest of any kind or an agreement to create any of the foregoing;

      "Escrow Agreement" shall have the meaning set out in Clause 4.1.(d);

      "Founders" shall have the meaning set out in the Background Clause;

      "Intellectual Property" means patents, copyrights (including but not limited to rights in software), trademarks, logos, inventions, trade secrets, know-how or any other intellectual property rights, including but not limited to, where such rights are obtained or enhanced by registration, any registration of such rights and applications and rights to apply for such registrations;

      "Interim Date" means 30 June 2004;

      "Interim Report" shall have the meaning set out in Clause 6.4.1;

      "Key Employee" means any of Ulf Annerberg, Ingrid Andersson, Charlotta Jelkeby, Stefan Sjo and Anders Falk;

      "Losses" means losses, liabilities, damages, claims and expenses, whether direct or indirect;

      "Material Arrangements" shall have the meaning set out in Clause 6.9.1;

      "Minority Shareholders" shall have the meaning given in the Background Clause.

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      "Party" means a Seller or the Purchaser, and "Parties" means the Sellers and the Purchaser, collectively;

      "Purchaser" shall have the meaning set out in the introductory paragraph and for a specific purpose in Clause 9.1.(a);

      "Purchase Price" shall have the meaning set out in Clause 3.1;

      "Receivables" shall have the meaning set out in Clause 6.5.1;

      "Retirement Benefit Arrangements" shall have the meaning set out in Clause 6.17.7;

      "SEK" means Swedish Kronor;

      "Sellers" shall have the meaning set out in the introductory paragraph;

      "Shares" shall have the meaning given in the Background Clause;

      "Signing Date" means the date of this Agreement, 5 November 2004;

      "Transaction" means the sale and purchase of the Shares pursuant to this Agreement.

2.    Sale and Purchase

2.1 Subject to the terms and conditions of this Agreement, on the Closing Date, as defined in Clause 5.1 below, the Sellers agree to sell and transfer the Shares to the Purchaser and the Purchaser agrees to purchase the Shares from the Sellers.

2.2 The Shares shall be sold free and clear from all Encumbrances and together with all accrued benefits and rights pertaining thereto.

3.    Purchase Price

3.1 The purchase price for the Shares (the "Purchase Price") shall be allocated between the Sellers as follows:

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      (i)   Investment AB Oresund shall receive SEK 4,800,000 in cash, and

      (ii) each of the Founders shall receive SEK 4,372,000 in the form of shares in Futuremedia (ADRs).

3.2 The Founders shall furthermore have a conditional right to additional purchase price based on the Company's EBIT (the "Additional Purchase Price") for the period starting on the 1 November 2004 and ending on 31 October 2005, in accordance with the following:

      (i) In the event EBIT for said period is less than SEK 1,400,000 the Founders shall not be entitled to the Additional Purchase Price;

      (ii) In the event EBIT for said period is between SEK 1,400,000 and 1,599,000 the total Additional Purchase Price to be received by the Founders shall be SEK 2,000,000;

      (iii) In the event EBIT for said period is between SEK 1,600,000 and 1,999,000 the total Additional Purchase Price to be received by the Founders shall be SEK 3,500,000; and

      (iv) In the event EBIT for said period is not less than SEK 2,000,000, the total Additional Purchase Price to be received by the Founders shall be SEK 5,000,000.

3.3 In order to determine the Additional Purchase Price, the Purchaser shall procure that the Company, as soon as practicable after 31 October 2005, however not later than 15 Business Days after such date, delivers to the Founders a profit and loss account of the Company, for the period 1 November 2004 - 31 October 2005, and balance sheet of the Company as at 31 October 2005, reviewed by an auditor, together with a presentation of EBIT and the corresponding Additional Purchase Price (together the "APP Calculations"). The profit and loss account and the balance sheet shall be prepared in accordance with Swedish GAAP (Sw: god redovisningssed) and the accounting principles applied in the Annual Report (as defined below) and the Interim Report. The Founders shall have the right at their own expense to review and have auditors review the delivered APP Calculations, including reviewing all books, records and information on which the APP Calculations are based.

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3.4   Within ten Business Days after receipt of the APP Calculations, the
      Founders shall in writing either inform the Purchaser that the APP Calculations are acceptable or object to the APP Calculations setting out a specific description of the Founders' objections. The failure of the Founders to deliver objections to the Purchaser within ten Business Days after receipt of the APP Calculations shall be deemed acceptance by the Founders of the APP Calculations. Within ten Business Days after receipt of the Founders' objections, if any, the Purchaser shall in writing either inform the Founders that the Founders' objections are acceptable or object to the Founders' objections setting out a specific description of the Purchaser's objections. The failure of the Purchaser to deliver objections to the Founders within ten Business Days after receipt of the Founders' objections shall be deemed acceptance by the Purchaser of the APP Calculations in accordance with the Founder's objections. If the Founders and the Purchaser have not accepted or agreed on the APP Calculations the Parties shall meet to attempt to resolve and agree on such issues in good faith.

3.5 Not later than 15 Business Days after the APP Calculations have been accepted or agreed between the Parties, the Additional Purchase Price, if any, shall be paid in shares in Futuremedia and in accordance with the written instructions from the Founders. Any Additional Purchase Price payable shall be allocated between the Founders so that Hans-Erik Eriksson shall be entitled to 77.5% thereof and Magnus Penker to the remaining part, provided however that another allocation shall be applied if the Founders have jointly informed Futuremedia thereof in the written payment instruction referred to above.

3.6 Notwithstanding what is set out in Clause 3.5 as regards payment date for the Additional Purchase Price, the Purchaser shall not be obliged to pay the Additional Purchase Price until Claims have been settled between the Purchaser and the Founders, e.g. by set-off.

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3.7   The number of shares in Futuremedia that shall be issued as part of the
      Purchase Price shall be decided based on the 15 days average of the daily low/high average price of Futuremedia's ADRs traded on NASDAQ under the ticker symbol FMDAY prior to the Signing Date and on the average SEK/USD exchange rate, as set out daily on the website of the Central Bank of Sweden (Sw: Riksbanken; www.riksbanken.se/templates/ItemList.aspx? id=10876), for the same period. Consequently, the above calculations as regards the determination of the number of shares in Futuremedia that shall be issued as part of the Additional Purchase Price, shall be based on the 15 days period prior to 31 October 2005.

4.    Conditions Precedent

4.1 The obligation of the Parties to complete the purchase of the Shares under this Agreement is conditional upon the following:

      (a) the Minority Shareholders shall have executed share purchase agreements in the form attached hereto as Exhibit 4.1.(a);

      (b) the Founders and the Key Employees shall have executed agreements with the Company or the Purchaser (including an agreement under which Hans-Erik Eriksson and Objekt Teknik AB transfer certain Intellectual Property set out in Exhibit 6.12.1, e.g. the domain name www.opentraining.com, to the Company), in form and substance reasonably satisfactory to the Purchaser;

      (c) since the Signing Date, no event shall have caused, and no event shall have occurred that may reasonably be expected to cause a material adverse effect relating to the business or financial position of the Company;

      (d) the Founders and the Purchaser shall have entered into an escrow agreement substantially in the form set out in Exhibit 4.1.(d) (the "Escrow Agreement");
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      (e)   a plan, setting out the joint business plan of the Company and the
            Purchaser for the next 12 - 18 months, shall have been approved by the Founders and the board of directors of the Purchaser;

      (f) all representations and warranties in Clause 6 shall in all respects be true and correct at and as of the Signing Date and the Closing Date;

      (g) the Sellers shall in all material respects have complied with the covenants of this Agreement; and

      (h) Bank of New York shall have confirmed that it is ready to transfer the ADRs that will be part of the Purchase Price in accordance with Clause 3.1(ii).

4.2 The Sellers and the Purchaser will each use all reasonable endeavours to fulfil or procure the fulfilment of the applicable conditions set out in Clause 4.1 above and will notify the other Parties immediately of the satisfaction of any of such conditions.

5.    The Closing

5.1 The Closing shall take place at the offices of Gemandt & Danielsson Advokatbyra KB five Business Days after the fulfilment or relevant Party's waiver of the conditions precedent set out in Clause 4.1 above, or, such other date the Parties may agree on, however in no event later than 15 December 2004 (the "Closing"; the "Closing Date"). The Parties expect Closing to take place within four weeks of the Signing Date but are aware that it may take place later.

      If Closing has not taken place on 15 December 2004, this Agreement shall be declared null and void and no Party shall have any claims on the other Parties for such declaration.
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5.2   At the Closing the Sellers shall:

      (a) in exchange for the payment of the Purchase Price, deliver to the Purchaser the share certificates representing the Shares, duly endorsed in blank;

      (b) cause all directors of the Company nominated by the Sellers to retire from their respective office without claim for remuneration, save for what is set out in Exhibit 5.2(b), to the extent this is requested by the Purchaser;

      (c) procure that the board of directors of the Company issues a general power of attorney for the Purchaser to represent the Company, until new authorised signatories in the Company have been appointed and registered with the Swedish Companies Register; and

      (d)   deliver share purchase agreements in the form attached hereto as
            Exhibit 4.1.(a) executed by all Minority Shareholders, together with share certificates representing the Minority Shareholders' shares in the Company, duly endorsed in blank.

5.3 At the Closing the Purchaser shall, subject to the Sellers fulfilling all its obligations under Clause 5.2 above and in accordance with the Sellers' transfer instructions to be provided to the Purchaser not later than five days prior to the Closing Date, pay to Investment AB Oresund the purchase price set out in Clause 3.1(i) and deliver to the Founders such number of shares in Futuremedia that is the result of the application of Clauses 3.1(ii) and 3.7 above. Furthermore, the Purchaser shall pay the Minority Shareholders for their shares in the Company.

5.4 At the Closing, an extraordinary shareholders' meeting in the Company shall be held, at which among other things a new board of directors and auditors shall be elected and a board meeting in the Company shall be held, at which among other things new authorised signatories shall be appointed. The Purchaser shall prepare the minutes of said meeting as well as the necessary ancillary documents and ensure that the changes are registered with the Swedish Companies Register (Sw: Bolagsverket) as soon as possible.
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6.    Representation and Warranties of the Sellers

      The Sellers hereby severally, and not jointly, each Seller for himself only, make the following representations and warranties to and for the benefit of the Purchaser, each of which is made as of the Signing Date and shall be deemed to be repeated on and as of the Closing Date.

      Each representation and warranty given by Investment AB Oresund, save for the representations and warranties in Clauses 6.1, 6.2, 6.3, 6.4.1, 6.7,
      6.17.8 and 6.18, is given to the best of Investment AB Oresund's knowledge only, meaning the actual knowledge of either of Messrs. Mikael Nachemson, Erik Tornberg and Anders Elsell.

      To the extent the representations and warranties given by the Founders are qualified by the expression "so far as the Sellers are aware" or any similar expression shall, unless otherwise stated, be deemed to refer to the knowledge of any of the Founders who shall be deemed to have knowledge of such matters as they would have discovered, had they made reasonable and customary enquiries.

      The Purchaser agrees that the Sellers have made no, and the Purchaser has not relied on any, express or implied representation or warranty regarding the Shares or the Company other than the Warranties contained in this Agreement and no action or omission by the Sellers or the Company shall be construed as implying any representation or warranty. The Parties agree that the Sellers' liability in relation to the Shares is exclusively governed by the warranties in this Clause 6. The Sellers shall thus have no liability for defects under the Sale of Goods Act (Sw. Koplagen (1990:931)).

6.1   Organisation; Authorisation
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6.1.1 The Company is a duly organised and validly existing limited liability company under the laws of Sweden;

6.1.2 The Company is registered with the Swedish Companies Register and the certificate of registration and articles of association which appear from
      Exhibit 6.1.2 are correct-and complete and no resolution has been passed to alter any provision thereof;

6.1.3 The Company is in compliance with its articles of association;

6.1.4 The Company has all requisite corporate power and authority under its articles of association to carry out its business, and holds all licenses, permits and other required authorisations from governmental or regulatory authorities, necessary to conduct its business as it is now being conducted and is proposed to be conducted, and to own its assets;

6.1.5 The Company does not own or control, whether directly or indirectly, any share capital or other equity or ownership interest in any business, company, joint venture, partnership or other entity except for those set out in Exhibit 6.1.5;

6.1.6 This Agreement, when executed, constitutes legal, valid and binding obligations of the Sellers, enforceable against them in accordance with its terms. The Sellers are neither prohibited nor restrained by their articles of association, where applicable, or by any agreements to which the Sellers are a party, from entering into this Agreement and from consummating the Transaction, and this Agreement has been duly authorised by all necessary corporate actions;

6.2   Share Capital

6.2.1 The Company has an issued share capital of SEK 714,300 divided into 7,143,000 shares, each with a nominal value of SEK 0. 10, validly issued and fully paid for. The Shares constitute 89 per cent of the issued share capital of the Company;
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6.2.2 The Sellers lawfully own the Shares. The Shares in the Company are free and clear of all Encumbrances and no right of first refusal or similar third party right exists, other than the pre-emption right (Sw: hembudsratt) set out in the Company's articles of association which is hereby waived by the Sellers and will consequently not be exercised in relation to the completion of the Transaction. Neither the Sellers nor the Company has issued, granted or entered into any outstanding options, warrants or other rights of any kind to acquire or obligations to issue securities in the Company or other equity interests including convertible debentures or options to issue new shares;

6.3   Documentation

6.3.1 All documentation concerning the Company (including, without limitation, the share ledger, minutes from board meetings and shareholders' meetings and books of account) has been properly kept and contain in all material respects an accurate and complete record of the matters dealt with in those documents. Such documentation is in all material respects complete, save for the share ledger which in all respects is complete, and in the possession of the Company;

6.4   Financial Statements

6.4.1 The audited balance sheet and profit and loss account for the Company for the financial year 2003 (Exhibit 6.4.1.1; the "Annual Report") and the balance sheet and profit and loss account for the Company for the first 6 months of the financial year 2004, as reviewed by the Company's auditor (Exhibit 6.4.1.2; the "Interim Report") have been prepared in accordance with Swedish GAAP (Sw: god redovisningssed), consistently applied for the last two financial years, and are true and correct in all material respects and correctly present the financial position of the Company as of the Accounts Date and Interim Date respectively and the result of the Company and its operations for the relevant period;

6.4.2 Since the Accounts Date, there has been no material adverse change in the assets, liabilities, business or condition, financial or otherwise, of the Company and the Sellers do not foresee any such change. There has not occurred or arisen, since the Interim Date, with respect to the Company,
      (i) any obligation, commitment or liability, liquidated or unliquidated, contingent or otherwise, whether for taxes or otherwise, arising out of events occurring after the Interim Date, except obligations, commitments and liabilities arising in the ordinary course of business or (ii) any amendment or termination of any Material Arrangement as defined in Clause
      6.9.1 below;
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6.5   Accounts Receivable, Unbilled Receivables and Accounts Payable

6.5.1 All accounts receivable and other rights to payment, including, without limitation, unbilled receivables and credits extended to third parties ("Receivables"), and accounts payable that are reflected in the Annual Report and the Interim Report have arisen from bona fide transactions of the Company and represent valid obligations due to or by the Company which have been accounted for in a manner consistent with past practice. All Receivables that are reflected in the books as of the Closing Date will be collected according to their respective terms by the Company (assuming collection efforts will be made after the Closing Date in a manner consistent with past practice);

6.6   No Undisclosed Liabilities

      Except for the debts, liabilities or obligations (i) that are reflected in the Annual Report and the Interim Report or (ii) that were incurred since the Interim Date in the ordinary course of business and consistent with past practise, there are no debts, liabilities or obligations of any nature (whether or not accrued, contingent or otherwise) of the Company;

6.7   Dividends

6.7.1 No dividends or other distribution of payment (whether in shares, cash or other property) in respect of the shares in the Company have been paid or authorised since the Accounts Date.

6.8   Business

6.8.1 The Company is and has in all material respects at all times been in compliance with all applicable laws, regulations and administrative orders of every jurisdiction in which it transacts business or to which it is subject;
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6.8.2 The Company has entered into all agreements, contracts and commitments
      ("Arrangements") necessary for the conduct of its business as currently conducted and the Arrangements have been entered into in the ordinary and usual course of business and at prices, terms and conditions that were commercially sound in the Company's opinion. The Company has not received any notice of breach by it and it has not since the Accounts Date been and it is not currently in breach of any Arrangements to which it is party or by which it is bound;

6.8.3 Except as set out in Exhibit 6.8.3, the Company is not bound by or subject to any Arrangement of the following kind: (i) any guarantee or indemnification by it for the benefit of any person or entity, (ii) any credit or financing Arrangement and related collateral arrangement for the borrowing of funds or obtaining credit by it from any individual or entity, (iii) any Arrangement containing any covenant or provision limiting the freedom of it to engage in any line of business or compete with any individual or entity in any geographic area, (iv) any Arrangement for the provision of services or products on an exclusive basis (including, without limitation, distributorship, licensing, supplier and franchising agreements), (v) any Arrangement containing provisions for price redetermination or price revisions relating to the period up to the date hereof or, as concerns the future other than Arrangements entered into in the ordinary course of business and customary in the relevant trade, (vi) any Arrangement with the Sellers, Key Employees or their affiliates other than in the ordinary course of business and on arm's length terms, (vii) any other Arrangement not made in the ordinary course of business or (viii) any Arrangement made on non-commercial terms;

6.8.4 The Company has not granted or offered any warranties for goods or services sold which are still valid except as set out in Exhibit 6.8.4;

6.8.5 The price and payment terms of all outstanding material Arrangements, bids, sales orders and purchase orders of the Company contain terms consistent with the past practice of the Company;
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6.8.6  Save for what is set out in Exhibit 6.8.6, the Company is not party to any Arrangement which will be affected by reason of change of ownership of the shares in the Company;

6.9    Material Arrangements

6.9.1 All Arrangements material to the business of the Company and with a contract value (being the total amount to be paid or received by the Company)- in excess of SEK 100,000 are listed in Exhibit 6.9.1, ("Material Arrangements"). All copies of the Material Arrangements are complete, accurately reflect the Material Arrangements and have been provided to the Purchaser;

6.9.2 The Company has not received or given notice of termination of any Material Arrangement, nor do the Sellers expect any such notice;

6.9.3 The Company is not in default under any Material Arrangement, nor has any Material Arrangement been breached by any counterparty to such Material Arrangement;

6.9.4 All Material Arrangements and binding offers by the Company have been entered into/given in the ordinary and usual course of business and at prices, terms and conditions that were commercially sound in the Company's opinion, other than what is set out in Exhibit 6.9.4. So far as the Sellers are aware, no Material Arrangement contains provisions that due to their content or application can be deemed wholly or partly illegal or invalid;

6.10   Ownership to Real and Personal Property

6.10.1 The Company does not own any real property;

6.10.2 The Company owns, leases or has a license to use all real and personal property necessary to conduct its business as it is currently conducted. The Company has full ownership of or right to use, free and clear of all Encumbrances, all real and personal property used in the business and no such asset or right is subject to retention of title of pledged or otherwise the subject of any Encumbrance. The Company's continued use of such assets and rights is not subject to any restrictions other than such as may follow from laws and regulations generally applicable to the Company or to the type of operations carried out by the Company;

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6.10.3 No deed regarding floating charges (Sw: foretagshypoteksbrev) nor any mortgage deed on real property (Sw: pantbrev), with respect to the Company, is pledged, save for floating charges of SEK 2,400,000 pledged to Ostgota Enskilda Banken;

6.11   Condition of Real and Personal Property

6.11.1 The real and personal property owned or leased by the Company and used in its business is in good operating condition with consideration of normal wear and tear and suitable in all material respects for its intended purpose and adequate for the conduct of the Company's business as it is currently being conducted;

6.12   Intellectual Property

6.12.1 The Company owns, or has valid licenses or other right to use, all Intellectual Property used or required by the Company in its business as currently conducted. Such Intellectual Property, together with information on whether owned or licensed, are listed in Exhibit 6.12.1;

6.12.2 Neither the Company's conduct of business nor any Intellectual Property owned by the Company infringes or violates the proprietary rights of any third party;

6.12.3 To the best of the Sellers' knowledge, there are no infringements or violations by a third party to the Intellectual Property listed in
       Exhibit 6.12.1;

6.13   Information Technology

6.13.1 In the 12 months prior to the Signing Date, there have been no failures or breakdowns of any computer systems, communication systems, software and hardware used in the business of the Company which have caused any disruption or interruption in or to the business of the Company or which has had adverse effect on the Company's business.

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6.14   Licenses and Permits

6.14.1 The Company has all the necessary licences, permits and authorisations, including environmental licences, to carry on its business as conducted at the date hereof and has at all times been and is in compliance with all licences, permits and authorisations, and there is no pending action or other proceeding, nor is there any reason to expect any such action or proceeding, which seeks the revocation or suspension or alteration of any such existing licences, permits or authorisations;

6.15   Compliance

6.15.1 The Company has at all times complied with all laws and regulations where it, directly or through intermediaries, carry out business. Without limiting the generality of the foregoing, the Company neither is nor has been engaged in any activity which could violate prohibitions against restrictive agreements or abuse of dominant position in the European Economic Area or Swedish competition law.

6.16   Insurances

6.16.1 The Company has maintained and maintains insurances that are adequate with respect to its assets and business and in relation to liability towards third parties and such insurances are in force and in effect and are not void or voidable and will be maintained up to thirty (30) days after the Closing Date;

6.17   Employee Matters and Pension Arrangements

6.17.1 True, complete and current copies of the employment contracts of the Key Employees and the Founders are attached as Exhibit 6.17.1 and no Key Employee has announced his or her termination of his or her position or employment with the Company, nor is there to the Sellers' knowledge reason to expect such termination, and the Company is not in default under any such employment contracts. No collective bargaining agreement is applicable to the Company or any of the Key Employees;

6.17.2 Neither the Key Employees nor the Founders are entitled to any severance pay due to a change of ownership of the Shares;

6.17.3 No employment contract, nor any arrangement with any former employee of the Company, contains any provisions that deviate from what is normal in the field of business where the Company is active;

6.17.4 Exhibit 6.17.4 sets out a complete and correct list of all employee benefit, pension, retirement, bonus, incentive, profit sharing, severance and life and medical insurance plans or programs adopted by the Company or by which the Company is bound, other than those required by applicable law;

6.17.5 There is no pending nor threatened claim by any current or former director or employee of the Company or strike by the employees of the Company. Neither the Company nor the Sellers have received notice of any claim that it has not complied with any employment agreement or labour related laws in respect of the such employees;

6.17.6 No former employees are entitled to re-employment by the Company:

6.17.7 The arrangements listed in Exhibit 6.17.7 are the only arrangements under which the Company make or could become liable to make payments for providing retirement, death, disability or life assurance benefits (the "Retirement Benefit Arrangements"), except for arrangements to which the Company contributes in compliance with any law or regulation. Exhibit
       6.17.7 also include copies of documents governing such Retirement Benefit Arrangements as will transfer to the Purchaser at Closing and membership data to establish the members' entitlements to benefits under such Retirement Benefit Arrangements. To the Sellers' knowledge, the Retirement Benefit Arrangements are in compliance with their terms and with all applicable laws, regulations and government taxation or funding requirements in all material respects.

6.17.8 Provisions have been made in the Annual Report and the Interim Report for the full amount of all present and accrued liabilities in respect of pension undertakings to be paid to current or former directors, officers or other employees of the Company;

6.18   Insolvency; Etc

6.18.1 No order has been made and no resolution has been passed for the liquidation of the Company or for a liquidator to be appointed in respect of the Company;

6.18.2 No reconstruction under the Company Reorganisation Act or bankruptcy proceedings has been commenced in respect of the Company;

6.18.3 The Company is not insolvent, or unable to pay its debts, or has stopped paying its debts as they fall due;

6.19   Legal Proceedings

6.19.1 There is no claim, legal action, counterclaim, suit, arbitration, governmental investigation or other legal, administrative or tax proceedings nor any order, decree or judgment in progress, pending or threatened against the Company, nor is there any reason to expect such proceedings, and there are, as far as the Sellers are aware, no facts or circumstances that may lead to the aforesaid;

6.19.2 There is no outstanding order, injunction, judgment or decree or any court, governmental agency or arbitration tribunal affecting the Company or its respective assets;

6.20   Taxes

6.20.1 All tax and other returns, reports and forms required to be filed on or prior to the Closing Date by or with respect to any activities of the Company have been timely filed in accordance with all applicable laws and regulations. There are no tax audits or tax disputes pending with respect to the Company;

6.20.2 The Company has duly and punctually paid all taxes and fees required to be paid by it on or prior to the Closing Date;

6.20.3 The Company has in the Annual Report and the Interim Report made proper reservations for accrued but unpaid taxes;

6.20.4 The Company will not be the subject of additional assessment of taxes, fees or fines or other punitive charges attributable to the conduct of business or transactions or other tax related events prior to Closing;

6.21   No Conflict; Consents, Filings; Etc.

       The execution of this Agreement by the Sellers does not,

       (a) violate any law, regulation, order or judgment applicable to the Sellers or the Company,

       (b) violate or conflict with or constitute a default (or event which, with notice or lapse of time, or both would constitute a default) under, or give rise to a right of termination or modification, or acceleration of the performance by (i) any licence, permit, approval or other authorisation of the Company issued by any governmental or regulatory authority, (ii) any Arrangements to which the Company is a party or may be bound or to which the Company's assets are subject,

       (c) result in the creation of any mortgage, pledge, lien, security interest, option or other encumbrance of any kind upon any of the assets of the Company, or,

       (d) require any registration of filing with or consent, approval, permit, authorisation or action by any governmental or regulatory authority;

6.22  True Statements

      No warranty, nor any written statement delivered by the Sellers pursuant hereto or in connection with the Transaction, contains or shall contain any untrue statement, nor shall such warranty or statement taken as a whole omit any statement necessary in order to make any statement therein not misleading; and

6.23  Full Disclosure

      There will on the Closing Date be no facts or circumstances known by the Sellers and not disclosed to Purchaser that would have affected materially and adversely a reasonable general purchaser's decision to enter into this Agreement on the terms set out herein.

7.    Representation and Warranties of the Purchaser

      The Purchaser hereby makes the following representations and warranties to and for the benefit of the Sellers, each of which is made as of the Signing Date and shall be deemed to be repeated on and as of the Closing Date;

7.1 The Purchaser is a limited liability company duly organised and validly existing under the laws of England; and

7.2 The Purchaser has full requisite corporate power and authority to enter into this Agreement and to purchase the Shares pursuant to this Agreement. This Agreement, when executed, constitutes a legal valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

8.    Covenants

8.1   Interim Covenants

      The Sellers covenants and agrees that they shall cause the Company from the Signing Date through the Closing Date, to:

      (a) conduct its business only in the ordinary course and consistent with past practice and in all material respects compliance with all applicable laws, rules and regulations, and use all reasonable efforts to maintain and preserve its business organisation, assets, business relationships and the service of the Key Employees and consultants presently performing services for the Company;

      (b) maintain or obtain in the usual, regular and ordinary manner all licences, permits and other required authorisations as are necessary in order to enable it to own and conduct its business as presently conducted; and

      (c) maintain its books, accounts and records in the usual, regular and ordinary manner and to cause its books, accounts and records to be true and complete in all respects.

8.2   Notice of Events

      From time to time prior to the Closing Date, each of the Parties shall give prompt notice to the other of (a) any occurrence or non-occurrence of an event which would be likely to cause any representation or warranty contained herein to be untrue or inaccurate at or prior to the Closing Date or (b) any failure on its part to perform, comply with or satisfy any covenant to be performed, complied with or satisfied by it hereunder; provided, however, that the delivery of any such notice shall not limit or otherwise affect the remedies available hereunder to any party.

8.3   Pending or Threatened Litigation

      Between the date hereof and the Closing Date, the Sellers and the Purchaser shall inform each other, promptly upon any of the Sellers' or the Purchaser's obtaining knowledge thereof, of any pending or threatened litigation which could reasonable be anticipated to prohibit or restrain or materially and adversely affect the consummation of the Transaction or the performance by the Purchaser or the Sellers of their respective obligations hereunder.

8.4   Discharge from liability

      The Purchaser shall vote for that the present board members and the present managing director of the Company, respectively, shall be discharged from liability for their administration until the Closing Date (or the earlier date of their retirement), at the first annual shareholders' meeting held after the Closing, provided that the auditor of the Company recommends such discharge nor is there any reason to expect such proceedings, and there are, as far as the Sellers are aware, no facts or circumstances that may lead to the aforesaid; in the auditors' report for the relevant period.

8.5   Lock-up

8.5.1 The shares in Futuremedia that are received in accordance with Clause 3.1(ii) above shall be subject to lock-up undertakings. The Founders shall not be entitled to sell or otherwise dispose of the shares in Futuremedia that they received at Closing for a period of twelve months from Closing. However, on the 41st calendar day following Closing, 35% of the each Founder's holdings of shares in Futuremedia that were received at Closing shall be released from such undertaking, provided that the daily number of shares sold does not exceed 5% of the previous five days average traded volume and, if applicable, that each sale has been made in consideration of Futuremedia's insider trading policies. Furthermore, on the last day of each subsequent three months period following the Closing Date, 16,25% of the each Founder's holdings of shares in Futuremedia that were received at Closing shall be released from such undertaking, provided that the daily number of shares sold does not exceed 5% of the previous five days average traded volume and, if applicable, that each sale has been made in consideration of Futuremedia's insider trading policies. Hence, on the last day of the twelfth month subsequent to Closing, the Founders shall be free to sell or dispose of all shares in Futuremedia that they received at Closing. Shares in Futuremedia, received in accordance with the, Additional Purchase Price provision in Clause 3.6 above, shall be subject to a corresponding lock-up undertaking based on the time when such shares were received.

8.5.2 The lock-up undertakings set out in Clause 8.5.1 will be enforced by an escrow arrangement provided for in the Escrow Agreement.

8.6   Drag-along

      The Sellers shall procure that the Minority Shareholders sell their shares in the Company to the Purchaser on the terms and conditions set out in
      Exhibit 4. L(a).

9.    Indemnification by the Sellers

9.1   Indemnification

      (a) The Sellers shall severally and not jointly, each Seller for himself only, indemnify, and hold harmless the Purchaser and its successors and assigns (the Purchaser, the Company and such successors and assigns being referred to in this Clause as the "Purchaser") from and against any Losses which may be suffered by the Purchaser as a result or on account of any breach of representations and warranties, obligations or covenants made or given by the Sellers in this Agreement. The Sellers' liability to indemnify the Purchaser shall be limited as set out in this Clause 9.1. Subject to the limitations set out in this Clause 9, in the event of a breach of any of the warranties, covenants or agreements made or to be performed by the Sellers pursuant to this Agreement, the Purchaser shall, as its sole and exclusive remedy, be entitled to a reduction of the Purchase Price or the Additional Purchase Price, as the case may be, with an amount corresponding to the Loss.

      (b) The Sellers' obligation to indemnify the Purchaser pursuant to this Clause 9.1 for a breach of a representation or warranty shall terminate, (i) with respect to Claims that are not based on a breach of a representation or warranty contained in Clauses 6.20 hereof, on 15 August 2005, and (ii) with respect to Claims which are based on a breach of a representation or warranty contained in Clause 6.20 (Taxes), three months (a) after the expiry of the period provided by the statute of limitations applicable to such tax liability or (b) after a final decision by the competent tax authority or court, whichever is later; provided, however, that the Sellers' obligations pursuant to Clause 9.1 shall not terminate with respect to any Claim for which the Purchaser has given notice on or prior to the date specified above for the termination of the liability with respect thereto, irrespective of whether or not the amount of liability is determined or determinable on such date.

      (c) The Sellers shall not be liable for breach of any covenants, representations or warranties in respect of any Claim unless the individual amount of each Claim exceeds SEK 25,000 and the aggregate amount of all such Claims for which the Seller would otherwise be liable for breach of any covenant, representation or warranty exceeds SEK 500,000. Where the aggregate amount of all Claims exceeds the threshold, the full amount of the Claims shall be recoverable from the Sellers.

      (d) Each Seller's liability to indemnify the Purchaser in respect of breach of any covenant, representation or warranty shall be several and not joint, each Seller for himself only, on a pro rata basis in relation to the number of shares sold by such Seller under this Agreement in relation to the total number of shares in the Company on the Closing Date. The maximum liability of each Seller shall be limited to the part of the Purchase Price and the Additional Purchase Price received by such Seller and, where applicable, with deduction of such tax that has actually been incurred by such Seller due to reception of the Purchase Price and the Additional Purchase Price or due to sale of shares in Futuremedia received as Purchase Price or Additional Purchase Price.

      (e) The Sellers shall not be liable for breach of any covenant, representation or warranty in respect of any liability which is contingent unless and until such contingent liability becomes an actual liability and is due and payable but this section shall not operate to avoid a claim notified in respect of a contingent liability within the time limits specified in Clause 9.1 (b) above. Such contingent liabilities shall be included when assessing whether or not the thresholds in Clause 9.1 (c) above have been exceeded even if the liability is contingent at the time of assessment.

      (f) The Sellers shall not be liable for breach of any representations or warranties in respect of losses suffered by the Purchaser or the Company to the extent of any corresponding savings by or net benefit to the Purchaser or the Company arising directly and immediately from such losses (for example, without limitation, where the amount (if any) by which any taxation for which the Purchaser or the Company would otherwise have been accountable or liable to be assessed is actually reduced or extinguished as a result of the matter giving rise to such liability);

      (g) The Purchaser shall procure that reasonable steps are taken, including by the Company, and that the Sellers are given reasonable opportunity to assist in order to avoid or mitigate any losses which in the absence of mitigation might give rise to a liability in respect of any claim under this Agreement; .

      (h) If any Loss is a tax deductible item the recoverable Loss shall be reduced by an amount equivalent to the Loss multiplied by the actual corporate tax rate applicable in the relevant jurisdiction of the Company (or, as the case may be, the Purchaser) during the relevant fiscal year;

      (i) Save for Claims for breaches of representations and warranties set out in Clauses 6.1.1-2, 6.1.6, 6.2.2 and 6.12.1-3, the Purchaser
            shall not be entitled to present any Claims where such claim is based on a fact, circumstance or information known to the Purchaser prior to the signing of this Agreement; and

      (j)   No liability shall arise if and to the extent that any Claim

            (i) occurs as a result of the passing of any legislation not in force at the Signing Date, or which takes effect retrospectively, or occurs as a result of any increase in the tax rate in force on the Signing Date or any change in the generally established practise of the relevant tax authorities;

            (ii) which is recoverable under an insurance policy or which would have been recoverable had the insurance protection level, which existed at the Closing Date, been continued; and

            (iii) would not have arisen but for an act, omission or transaction carried out by the Purchaser, or persons deriving title from the Purchaser or the Company after the Closing Date.

9.2   Procedure for Indemnification

      The Purchaser shall within reasonable time, however no later than 60 days from discovery thereof, give notice to the Sellers of any claim or event known to it which does or may give rise to a Claim for indemnification hereunder by the Purchaser against the Sellers describing in reasonable detail the nature of the Claim and a good faith estimate of the amount claimed in damages.

9.3 The remedy provided for in this Clause 9 in case of a breach of any warranty, covenant or agreement made or to be performed by the Sellers pursuant to this Agreement shall be exclusive and hence it is specifically agreed that no remedy whatsoever under the Sale of Goods Act (Sw. Koplagen (1990:931)) or under any other statute, law or legal principle, including (but not limited to) the right to rescind this Agreement, shall be available to the Purchaser.

10.   Non-compete

10.1 Each Founder confirms and undertakes that he shall not, directly or indirectly, for a period of two (2) years from the Closing Date or the date when the Founder no longer is employed or otherwise engaged in the Company or Futuremedia, whichever is later:

            (i) be engaged in the e-learning business as presently conducted by the Company, or planned to be conducted in accordance with what is set out in the plan referred to in Clause 4.1(d);

            (ii) have any ownership interests in or influence over, by affiliation, agreement or otherwise, any companies or business enterprises engaged in any such activities; or

            (iii) endeavor to employ or entice away from any of the Purchaser, the Company, or any other affiliate of the Purchaser or the Company, any key personnel.

10.2 Notwithstanding what is set out in Clause 9, in the event of a breach of the covenant in this Clause 10, then the Founders, jointly and severally, shall for each such breach pay to the Purchaser a penalty of SEK 1,000,000, provided that the Purchaser may claim higher damages upon proof that the actual damage incurred is higher than the agreed penalty.

10.3 Notwithstanding what is set forth in this Clause 10, Hans-Erik Eriksson shall be allowed to be active in the operations set forth in Exhibit 10.3.

11.   Miscellaneous

11.1  Publicity and confidentiality

      The Parties agree to co-ordinate all announcement of the Transaction. The Parties shall continue to be bound by the Confidentiality Agreement until the Closing and shall further continue to be bound by the Confidentiality Agreement if the Transaction is not completed. Notwithstanding this, Investment AB Oresund shall continue to be bound by the Confidentiality Agreement for the term thereof.

11.2  Entire Agreement

      This Agreement supersedes any and all prior agreements, oral or written, between the parties hereto with respect to the subject matter hereof, and contains the entire agreement between the parties with respect to the transactions contemplated hereby. However, this Agreement shall not supersede the Confidentiality Agreement.

11.3  Costs and expenses

      Each Party shall pay all of its costs and expenses, including but not limited to fees to advisors, incurred in connection with negotiations, execution and performance of the Agreement and it is specifically agreed that the Company shall not bear any such costs and expenses.

11.4  Assignment

      The Purchaser shall have the right to assign its rights and obligations hereunder to a wholly-owned subsidiary provided that the Purchaser notifies the other Parties thereof and issues a guarantee as regards such subsidiary's fulfilment of the Purchaser's obligations.

11.5  Amendments

      This Agreement may be amended only pursuant to a written instrument signed by the parties hereto.

11.6  Headings

      The headings of this Agreement are inserted for convenience only and shall not affect the construction or interpretation of this Agreement.

12.   Notices

12.1 All notices, requests, demands and other communication under this agreement shall be in the English language and in writing (mail or fax) and addressed as follows:

       If to the Sellers: I


       Investment AB Oresund

       Att.  Erik Tomberg

       Norrlandsgatan 15 D

       Box 7621

       103 94 Stockholm

       Telephone +46 8 402 33 00

       Fax +46 8 402 33 03


       Hans-Erik Eriksson

       Odengatan 24, 6 tr

       113 51 Stockholm

       Telephone: +46 8 15 30 80

       Fax: Currently no fax.


       Magnus Penker

       Rattarvagen 2

       187 69 Taby

       Telephone: +46 8 656 10 39

       Fax: Currently no fax.

       If to the Purchaser:


       Futuremedia Plc

       Att.  CFO

       Nile House, Nile Street

       Brighton

       BN1 MW Brighton UK

       Telephone: +44 1273 829 700

       Fax: +44 1273 829 702


12.2  Each communication shall be deemed to have been effectively given:

      (a) If by fax, upon receipt by the sender of the confirmation receipt at the end of transmission;

      (b) If by mail, five days after such communication was deposited in the mail (postage prepaid); and

      (c)   If by any other means, when delivered.

      If any party to this Agreement should change its address, or fax number, it shall promptly give written notice to the other parties.

13.   Governing Law and Arbitration

13.1 This Agreement shall be governed by and construed in accordance with the laws of the kingdom of Sweden.

13.2 Any dispute, controversy or claim arising out of or in connection with this Agreement, or the breach, termination or invalidity thereof, shall be settled by arbitration in accordance with the Rules for Expedited Arbitrations of the Arbitration Institute of the Stockholm Chamber of Commerce.

The arbitral proceedings shall take place in Stockholm and be conducted in the English language.


                          ----------------------------

This Agreement has been executed in four original counterparts of which the Parties have taken one each.

Stockholm on 5 November 2004


                                            FUTUREMEDIA PLC


 /s/ Hans-Erik Eriksson                     /s/ Carl Kleman
 -------------------------------------      ------------------------------------
 Hans-Erik Eriksson



 /s/ Magnus Penker
-------------------------------------
 Magnus Penker



 INVESTMENT AB ORESUND (publ)


 /s/ Sven Hagstromer
 -------------------------------------